Mail Stop 4561

August 24, 2006

Mr. James E. Parker
Chief Financial Officer
KH Funding Company
10801 Lockwood Drive, Suite 370
Silver Spring, Maryland 20901

> **Re:** **KH Funding Company**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **File No. 333-106501**

Dear Mr. Parker:

We have reviewed your supplemental response letter dated August 3, 2006 and have the following comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005
Financial Statements

Statements of Cash Flows

1.   We have reviewed your response to comment 3 of our letter dated July 11, 2006. You indicate that that you include loan purchases with loans originated by the Company as "Loans made to Borrowers" on your Statements of Cash Flows. Paragraph 21 of SFAS 102 restricts net reporting of lending activities to loans made to customers and principal collections of loans. Please revise future filings to report loan purchases separately from loan originations and principal repayments.

Note A – Summary Of Significant Policies
Loans Receivable and Allowance For Loan Losses

2.   We have reviewed your response to comment 3 of our letter dated July 11, 2006. We note your accounting policy for the amortization of premiums and discounts on purchased loans. Please revise future filings to disclose this policy. In addition, please tell us and revise future filings to disclose the following additional information:

- the method you use to amortize premiums and discounts into interest income;
- how you determine the carrying values of purchased loans on the acquisition date and subsequent; and

- how other costs incurred in connection with acquiring or committing to purchase loans are recorded.

  Refer to paragraphs 15 and 16 of SFAS 91.

Note B –Investment Securities – Available For Sale

3.   We have reviewed your response to comment 4 of our letter dated July 11, 2006. Please revise future filings to quantify, for each period presented, the aggregate fair value and associated unrealized losses of investments that have been in a continuous unrealized loss for less than 12 months and those that have been in a continuous unrealized loss position of 12 months or longer.   Refer to paragraph 17a of FSP FAS 115-1 and FAS 124-1.

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        Please respond to these comments within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3474 if you have questions.

                                    Sincerely,

                                    Sharon Blume
                                    Senior Accountant